Exhibit 4.23

Proposal for XORTX Therapeutics Inc.

Development of Prototype Capsule and Tablet Formulations for Potential Phase III Clinical Studies

Document: QUO.XOR.002

Covar Pharmaceuticals Inc.

2/21/2022

Document: QUO.XOR.002

Table of Contents

Table of Contents

1. Introduction	3
2. Environmental, Health and Safety	3
3. Analytical Method Transfer and Development	4
3.1 Cleaning Assay by HPLC Transfer	4
3.2 Analytical Method Development	4
4. API Characterisation	4
5. Granulate Size Reduction	4
6. Excipient Compatibility (optional)	6
7. Development of Capsule Formulation	7
8. Development of Tablet Formulation	7
9. Tablet Film Coating (Optional)	8
10. Cleaning Qualification	8
11. Stability Assessment of Formulations	8
12. Report	9
13. API Requirement	9
14. Project Management	9
15. Timeline	9
16. Budget Summary	10
17. Terms and Conditions	14

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1.         Introduction

XORTX Therapeutics Inc. (XORTX) is a biotechnology company with three drug development programs, two of which are clinically advanced products under development — XRx-008 for Autosomal Dominant Polycystic Kidney Disease (ADPKD), XRx-101 for Coronavirus / COVID-19 infection and XRx-225 for Type 2 Diabetic Nephropathy (T2DN). XORTX is working to advance its clinical development stage products — XRx-008 and XRx-101 - that target xanthine oxidase to inhibit production of uric acid.

The drug substance of interest in this proposal is Oxypurinol for the treatment of ADPKD and COVID-19. The molecule was previously formulated as a capsule and conditionally approved by the FDA. The innovator company never sought full approval. XORTX gained the rights to the drug and intends to file an NDA via the 505(b)(2) pathway for treatment of ADPKD in mid-2025.

The current drug formulations are based on powder filled capsules including an organic base (L-arginine) to increase the drug substance bioavailability which was a factor in the earlier application.

L-arginine is hygroscopic and exposure to moisture may adversely affect the manufacturability, stability and performance of the product. Therefore, exposure to excessive moisture and humidity will be avoided during development, manufacturing and storage of the product.

The intent of this proposal is to develop prototype, immediate release, capsule and tablet formulations with the following characteristics:

●	Each formulation will contain Oxypurinol (200 mg), L-arginine (600 mg), and other appropriate excipients

●	Use of appropriate excipients to facilitate product performance and manufacturability

●	Comparative dissolution profiles for existing formulation and the formulations being developed will be evaluated, apply f2 comparison if acceptable

●	Scalable to large-scale manufacturing.

The development work in this proposal will be conducted under non-GMP condition.

2.         Environmental, Health and Safety

The Environmental, Health and Safety (EH&S) requirements for handling the active pharmaceutical ingredient (API) was provided by client.

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3.	Analytical Method Transfer and Development

3.1	Cleaning Assay by HPLC Transfer

A validated HPLC method for the API cleaning assay will be transferred to Covar to support cleaning qualification of equipment for the manufacture of oxypurinol products.

3.2	Analytical Method Development

The following test methods will be developed for the present study

●	Content and related impurities assay for tablets and capsules by HPLC

It is assumed that the same dissolution method by HPLC for existing capsules will be suitable for use in the present study.

Phase appropriate method validation may be conduct upon request at additional cost.

The following compendial tests may be evaluated before testing

●	Appearance

●	ID by FTIR (ATR)

●	Disintegration

●	Loss on drying

4.	API Characterisation

The following physical properties of oxypurinol drug substance will be studied:

●	Appearance

●	Flow properties by Flodex

●	Optical microscopy

●	Bulk and tap density (compressibility)

●	Particle size distribution by sieve analysis

●	Particle size distribution by laser diffraction if aggregates can be dispersed in water

●	Powder x-ray diffraction

●	Differential scanning calorimetry

5.	Granulate Size Reduction

The API is expected to be supplied as an agglomerated material. Different granule size reduction approaches will be evaluated in the following order:

1. Granule size reduction by high shear mixing

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Oxypurinol and L-arginine (mass ratio to be defined) will be mixed under different conditions in a conventional high shear granulator at different chopper speeds and time. The powder blend will be examined under an optical microscope after high shear mixing. Based on the results, a powder blend (after high shear mixing) will be dispersed in water to dissolve the L-arginine and the particle size distribution of the sheared drug substance will be determined by laser diffraction. The powder blend will also be filled into gelatin capsules and tested for dissolution (3 vessels)

2. Granule size reduction by sieving

Oxypurinol and L-arginine (mass ratio to be defined) will be blended (e.g. using a V-blender) and sieved (screen size to be defined). The sieved blend will be examined under the optical microscope and the particle size distribution of the API will be determined by laser diffraction. The dissolution profile of the powder blend after sieving will also be determined.

3. Milling in the presence of L-arginine or a suitable excipient

Milling trials will be conducted using a Quadro Comil U5, which is a milling equipment known to be scalable by design. The following strategies will be considered:

●	Milling of a mixture of API and excipient such as L-arginine or microcrystalline cellulose (e.g. Avicel PH102).

●	Milling of API and excipient such as L-arginine or microcrystalline cellulose using a screen with larger openings than that being used (screen with a openings of 150 micron). A multiple pass process may be considered and evaluated.

●	Milling of API alone at sub-ambient temperature may be considered. A low milling temperature may be maintained by addition of dry ice to the input milling material.

●	Milling of a mixture of API and excipient such as L-arginine or microcrystalline cellulose at sub-ambient temperature may be considered. A low mill temperature may be maintained by addition of dry ice to the input milling material.

In each milling trial, sufficient quantity of oxypurinol with or without L-arginine/excipient (mass ratio to be defined) will be blended (e.g. using a v-blender) and milled using the Quadro Comil (screen size 150 micron, except for multiple pass trials) for up to one hour. The temperature of the impeller will be monitored using an infrared thermometer during the milling process and the milling rate will be monitored online using a suitable balance.

A de-agglomeration method will be selected, and the de-agglomerated material will be examined by:

●	Appearance

●	Particle size distribution by laser diffraction

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●	Optical microscopy

●	Powder X-ray diffraction (optional, non-GMP in-house or by third party)

●	Differential scanning calorimetry (DSC)

●	Assay and related impurities by HPLC

6.	Excipient Compatibility (optional)

Preformulation data such as those collected from existing formulations and API characterisation will be studied. Excipient candidates will be proposed to client for the excipient compatibility study.

The following will be considered for potential excipients:

●	Degradation pathway and potential degradation pathway of the API

●	Moisture content and hygroscopicity

●	Compression behavior

●	Particle size distribution

●	Regulatory acceptance

●	Bioavailability impact

●	Supplier sourcing

Effort will be made to avoid excessive use of excipients to preserve the impact of L-arginine on the bioavailability of the drug substance.

Up to 10 powder blends of formulations will be prepared and compressed into round biconvex tablets (compression weight around 1000 mg) using a tabletop single-station (manual) compression machine. The samples will be packaged in 40mL HDPE bottle and induction sealed with and without desiccant. The packaged tablets will be stored at 25, 40 and 50°C. The 50°C samples will be evaluated using the following tests:

●	Appearance

●	Assay and impurities

●	Disintegration

Samples stored under other conditions will be tested if needed with additional cost.

Based on the excipient compatibility study results, a lead formulation and a backup formulation will be identified and tested for dissolution for further formulation development.

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7.	Development of Capsule Formulation

Based on the composition of the lead formulation from excipient compatibility study and/or existing formulation development data, up to five prototype capsules blends will be prepared and evaluated for the following properties:

●	Appearance before and after storage with and without desiccant

●	Flow properties by Flodex

●	Tap and bulk density

Based on the blend testing results, a lead blend and a backup capsule blend will identified for processability and physical stability, The lead formulation will be filled into white opaque size 00 elongated or 000 hard gelatin capsules using a manual encapsulation machine and tested for:

●	Appearance

●	Fill weight

●	Disintegration

●	Dissolution

8.	Development of Tablet Formulation

Based on the composition of the lead capsule blend and background stability information from oxypurinol formulations, up to 6 prototype blends (about 500 g each) will be prepared. The composition of the prototype blends may be taken directly from those of the capsule blends. The prototype blends may also be prepared to evaluate to the effect of lubricant, disintegrant, and binder levels on their flow and compression properties.

The compression blends will be evaluated before compression for:

●	Appearance

●	Flow properties by Flodex

●	Bulk and tap densities

The compression blends will be compressed into tablets (of different tablet hardness) of plain biconvex capsule shaped tablets of 1 g or less. Plain, biconcave, capsule shape tooling will be used for tablet compression. It is assumed that the formulation blends will be directly compressible. Otherwise, a dry granulation method will be employed by slugging or by roller compaction using a tabletop roller compactor to be acquired by Covar a its own cost. At present, several used tabletop roller compactors is available for purchase in North America and for immediate delivery.

The formulations will be prepared using the following equipment

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●	PK V-blender

●	Instrumented Piccola bilayer tablet press (partially tooled, B tooling)

The compressed tablets will be evaluated for:

●	Appearance

●	Crushing strength

●	Friability

●	Thickness

Based on the results, a suitable batch of tablets will be prepared at 1 kg scale. 500 g of the compressed tablets will be packaged in induction sealed (HDPE, 40 mL) bottles with and without desiccant and stored at 25°C ± 2°C / 60% ± 5% RH and 40°C ± 2°C / 75% ± 5% RH.

9.	Tablet Film Coating (Optional)

About 250 g of the compressed tablets will be aqueous film coated using a moisture barrier coating composition, Opadry® amb II. An enhanced O’Hara pan coater (Labcoat M10, 8 inch perforated coating pan) will be used for the coating operation. The coated tablets will be evaluated for dissolution and packaged in induction sealed (HDPE, 40 mL) bottles with and without desiccant and stored at 25°C ± 2°C / 60% ± 5% RH and 40°C ± 2°C / 75% ± 5% RH, for further stability testing if required with additional cost.

10.	Cleaning Qualification

Cleaning qualification campaign will be performed for the process training. The cleaning process is considered validated if three satisfactory cleaning verification is achieved using the same equipment.

11.	Stability Assessment of Formulations

The package capsules and uncoated tablets packaged without desiccant will be tested in accordance with the following schedule:

●	Initial

●	2 wk, 1 and 3 months at 40°C ± 2°C / 75% ± 5% RH (accelerated condition)

●	2 wk, 1 and 3 months at 25°C ± 2°C / 60% ± 5% RH (long term condition; optional testing)

The packaged capsules and uncoated tablets with desiccant will also be tested after storage at 40°C ± 2°C / 75% ± 5% RH (accelerated condition) for 2 wk, 1 and 3 months.

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The following tests will be conducted:

●	Appearance

●	Content uniformity by HPLC (initial only)

●	Assay and related impurities by HPLC

●	Water content by LOD

●	Disintegration

●	Dissolution by HPLC

●	Crushing strength (tablets only)

●	Friability (tablets only)

●	Weight (bottle and tablets) loss on storage

The coated tablets (if prepared) and the rest of the formulations packaged with or without desiccant will be tested upon requested with additional cost.

Because of the known satisfactory chemical stability of the drug substance, it may be possible to define the composition and the packaging components for the potential Phase III clinical formulation using the 2 week (accelerated and long term) stability data.

12.	Report

A development report will be prepared by Covar.

13.	API Requirement

API (GMP API and/or non-GMP) and reference standards for analytical testing will be supplied by the client. Contract service for reference standard preparation and qualification by a third party is available upon request.

Preformulation, API milling trial and excipient compatibility	= 1 kg
Capsule development	= 0.5 kg
Tablet development including film coating	= 1.5 kg
Contingency	= 1 kg
Total	= 4 kg

14.	Project Management

A project manager will be assigned to coordinate project activities with project team members. A kickoff meeting will be held after execution of agreement and deposit is received. A dedicated project team from Covar will teleconference with the Client on regular basis.

15.	Timeline

See MS Project file.

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16.	Budget Summary

Activity	Estimated Cost (CAD)
Material Management	1,796.88
Material purchase and management
Method Transfer and Development	11,767.38
Cleaning Assay by HPLC method transfer
Method Development for content and related impurities assay for tablets and capsules by HPLC
API Characterisation	3,346.50
Appearance
Flow properties by Flodex
Optical microscopy
Bulk and tap density (compressibility)
Particle size distribution by sieve analysis
Particle size distribution by laser diffraction if aggregation can be dispersed in sample preparation
Powder x-ray diffraction
Differential scanning calorimetry
Data analysis and reporting
Granule Size Reduction of API	14,961.50
Granule size reduction by high shear mixing trials
Granule size reduction by sieving
Milling in the presence of L-arginine or a suitable excipient
Setup and cleanup
Appearance
Particle size distribution by laser diffraction
Optical microscopy
Powder X-ray diffraction (optional, non-GMP by third party)
Differential scanning calorimetry (DSC)
Assay and related impurities by HPLC
Data analysis and reporting
Excipient Compatibility (optional)	13,943.75
Sample preparation
Appearance
Assay and impurities
Disintegration
Report results
Development of Capsule Formulation	8,420.88
Sample preparation
Appearance before and after storage with and without desiccant
Setup and cleanup
Flow properties by Flodex
Tap and bulk density
Encapsulation

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Activity	Estimated Cost (CAD)
Appearance
Fill weight of capsules
Disintegration
Dissolution
Development of Tablet Formulation	22,482.50
Set up
Prototype preparation (6 batches)
● Appearance
● Flow properties by Flodex
Bulk and tap densities
Packaging
Clean up
Data analysis and reporting
Tablet Film Coating (Optional)	6,307.75
Setup
Coating
Clean up
Dissolution
Packaging
Dissolution
Cleaning Qualification	10,511.00
Protocol
Sampling
Testing
Reporting
QA approval
Stability Assessment of Capsule and Tablet Formulations
Protocol	8,711.25
Set up
Initial	10,084.06
Appearance
Content uniformity by HPLC (initial only)
Assay and related impurities by HPLC
Water content by LOD
Disintegration
Dissolution by HPLC
Crushing strength (tablets only)
Friability (tablets only)
Weight (bottle and tablets) loss on storage
2 weeks	15,306.50
Appearance
Assay and related impurities by HPLC
Water content by LOD
Disintegration

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Activity	Estimated Cost (CAD)
Dissolution by HPLC
Crushing strength (tablets only)
Friability (tablets only)
Weight (bottle and capsules/tablets) loss on storage
1 month	15,306.50
Appearance
Assay and related impurities by HPLC
Water content by LOD
Disintegration
Dissolution by HPLC
Crushing strength (tablets only)
Friability (tablets only)
Weight (bottle and capsules/tablets) loss on storage
3 months	15,306.50
Appearance
Assay and related impurities by HPLC
Water content by LOD
Disintegration
Dissolution by HPLC
Crushing strength (tablets only)
Friability (tablets only)
Weight (bottle and capsules/tablets) loss on storage
Development Report	13,800.00
Subtotal	172,052.94
Project management fee (5%)	25,807.94
Total	197,860.88

Third-party contractor fees will be cross charged plus 5% service fee. Other fees, including but not limited to input processing materials, shipping, customs duties, and consumables such as chromatography columns and solvents will be cross charged at cost plus 10% service fee.

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Xortx Therapeutics Inc.		Covar Pharmaceuticals Inc.

By:	/s/ Allen Davidoff	By:	/s/ Kwok Chow

Name:	Allen Davidoff	Name:	Kwok Chow, PhD

Title:	CEO	Title:	President

Date:	Feb 24, 2022	Date:	Feb 25, 2022

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17.	Terms and Conditions

Services

Covar Pharmaceuticals Incorporated (Covar) agrees to perform the pharmaceutical development services described in the Project Scope (“Services”) of this Agreement. Services will be performed in the Preferred Provider Laboratories (Provider) selected by Covar. Unless otherwise stated the Services will be non-GMP.

Parties must agree on Changes to the Services (“Changes”).

Minor Changes will be confirmed by electronic mail, or other written document. Significant Changes (such as a request by the Client to change the Project Scope) will be confirmed by a Change of Scope Agreement.

Payment

Client will pay Covar for the Services.

Client will pay Covar a refundable deposit equal to 30% of the estimated cost provided in this proposal. The deposit will be used for the final payments of the project.

Services Covar may issue an invoice upon completion of each milestone set out in the Budget Summary or revised Budget Summary in Changes.

Covar invoice will be due and payable within 30 days of the date of the invoice.

Interest on past due accounts will accrue at a rate of 1.5% per month.

In the event that payment in full is not received by Covar within thirty (30) days of Client’s receipt of the data and results, this Agreement may be terminated at Covar’s sole discretion and all right and title to the data and results.

Ownership of Data

Client will own all data and information specifically and directly arising from the provision of the Services, and as such Covar will have no claim on any intellectual property that may be derived from any such data and information.

Intellectual Property

The term “Intellectual Property” includes, without limitation, rights in patents, patent applications, formulae, trade-marks, trade-mark applications, trade-names, trade secrets, inventions, copyright, industrial designs and know-how.

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For the term of this Agreement, Client hereby grants to Covar, a non-exclusive, paid-up, royalty-free, non-transferable license of Client’s Intellectual Property which Covar must use in order to perform the Services.

All Intellectual Property generated or derived by Covar in the course of performing the Services, to the extent it is specific to the development, manufacture, use and sale of the Client’s Product that is the subject of the Services, will be the exclusive property of Client.

All Intellectual Property generated or derived by Covar while performing the Services which is not specific to, or dependent upon, Client’s Product and which has application to manufacturing processes or formulation development of drug products or drug delivery systems will be the exclusive property of Covar. Covar hereby grants to Client, a non-exclusive, paid-up, royalty-free, transferable license of the Intellectual Property which Client may use for the manufacture of Client’s Product.

Confidentiality

The confidentiality agreement entered into between the parties will apply to all confidential information about the parties and the Services to be conducted under this Agreement and the Confidentiality Agreement is deemed to be incorporated herein by reference. If the Confidentiality Agreement expires or terminates prior to the expiration or termination of this Agreement, then the terms of the Confidentiality Agreement will nonetheless continue to govern the parties’ obligations of confidentiality for the term of this Agreement and for five years thereafter. Covar shall have the right to disclose confidential information hereunder to its Preferred Providers solely for the purpose of performing the Services. Covar represents that it has entered into confidentiality Agreements with each Preferred Provider consist with the terms hereof.

Providers shall hold in confidence and not disclose or use for any purpose other than for the provision of the Services any “Confidential Information” provided by Client. “Confidential Information” means any information provided by the Client to Providers in confidence and any Client samples and/or materials associated with the Services, and shall further include any information and all related data and information generated pursuant to the provision of the Services.

Confidential Information shall not include or otherwise encompass any information and materials which:

●	are part of the public domain, or become part of the public domain through no fault of Providers;

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●	are obtained from a third party who is not under a duty of confidentiality respecting the Confidential Information and said third party has a legal right to disclose such information;

●	are identified by the Client as no longer constituting Confidential Information of the Client;

●	are already known at the time of disclosure by Client to Providers, as can be demonstrated by written or other records/information; or

●	are developed independently by Providers without access to the Confidential Information of the Client, as can be demonstrated by written or other records/information.

In the event that Covar is required to disclose Client Confidential Information by law or an order of a court, tribunal or government agency, Covar shall promptly notify Client and give Client a reasonable opportunity to seek a confidentiality order or take other appropriate action in respect of the proposed disclosure.

This obligation of confidentiality in respect of any particular Confidential Information shall survive for a period of three (3) years from the earlier of (i) the full and final provision of the specific Services associated with the particular Confidential Information, or (ii) the expiration or earlier termination of this Agreement.

Term and/or Termination

Notwithstanding, a Party may earlier terminate this Agreement upon the provision of thirty (30) day notice to the other Party, and the Parties shall immediately cease all unnecessary activities and shall cooperate to minimize all costs associated with this cessation/termination of activities associated with the provision of said Services.

Either party may terminate this Agreement if a party is in material breach of any part of this Agreement and that party fails to remedy the breach within 30 days after receiving notice of the breach from the non-breaching party.

Client may terminate this Agreement upon 5 days prior written notice for any business reason.

Covar may terminate the Agreement if the Client requests to reschedule any part of the Services beyond 180 days.

Upon completion or expiry of the Agreement or if the Client terminates the Agreement for any business reason or if Covar terminates the Agreement because of: (i) Client’s failure to cure any default within the 30 day notice period; or (ii) Client rescheduling any part of the Services beyond the 180 days, then Client will pay to Covar any fees and expenses due to Covar and any additional costs incurred by Covar with the Services.

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Client will arrange for the pickup from the Covar site of all materials owned by Client within ten days after the earlier of the completion, or termination of this Agreement.

Shipping of API and Materials

Client will, at its expense, supply Covar with sufficient quantities of API for Covar to perform the Services. For all shipments of API and materials from Client to Covar, Client will pay all costs including transportation, import duties and taxes. All shipments of API will be accompanied by appropriate Safety Data Sheet (e.g. MSDS).

For import of API, Client or Client’s broker will be the “Importer of Record.” Client’s obligation will include obtaining the proper release of API from the local customs and health authorities.

For shipments (if applicable) of Client’s Product or Client’s API, the Client will pay all transportation costs and also bear the risks for bringing the goods to their final destination.

Indemnity

Client shall indemnify and save harmless Covar against all costs, actions, suits, claims, losses or damages and for all other matters arising out of its (i.e Client’s) use or any other exploitation of the data, results, conclusions, and products derived therefrom, arising out of, or resulting from, this Agreement (and any intellectual property associated therewith), except to the extent that such were caused by Covar’s gross negligence, willful misconduct or material breach of this Agreement.

Covar will defend, indemnify and hold the Client harmless against Covar of any of its obligations or warranties under this Agreement except to the extent that these Losses are determined to have resulted from the negligence or willful misconduct of Client.

Limitation of Liability

Covar (and its directors, officers, employees, staff members, students, research trainees and agents) shall not be liable for any direct, indirect, consequential, or other damages suffered by Client or any others resulting from the use of the data, results or conclusions, and any products and intellectual property associated therewith, conceived, discovered, or otherwise premised on, or developed under or as a result of, or consequential to, this Agreement. The entire risk as to any use of said data, conclusions or results (and any products and intellectual property associated therewith), and the design, development, manufacture, offering for sale, sale, or other disposition and/or performance of the data, results, conclusions and products arising therefrom (and any intellectual property associated therewith) is assumed entirely by Client, without any legal or equitable recourse to Covar

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If Covar fails to materially perform any part of the Services in accordance with the terms of this Agreement, Covar may repeat that part of the Service at Covar’s costs if Client supplies the API. Under no circumstances whatsoever will Covar reimburse Client for the cost of the API. Under no circumstances whatsoever will either party be liable to the other in Agreement, tort, negligence, breach of statutory duty or otherwise for (i) any (direct or indirect) loss of profits, of production, of anticipated savings, of business or goodwill or (ii) any other liability, damage, cost or expense of any kind incurred by the other party of an indirect or consequential nature, regardless of any notice of the possibility of the damages.

No Warranty

Covar makes no warranty of any kind, either expressed or implied, by fact or law, other than those expressly set forth in this Agreement. Covar makes no warranty for any particular results from the performance of the services or with respect to any data or information generated therefrom, or of fitness for a particular purpose or warranty of merchantability for the Client’s product.

Disputes

All negotiations under this provision shall be considered confidential and shall be treated as compromise and settlement negotiations and deemed to be “off the record” and without prejudice.

General Provisions

This Agreement shall be construed according to the laws of the Province of Ontario and the federal laws of Canada applicable therein.

Each provision of this Agreement shall be deemed separate, severable and distinct. If any part of any provision of this Agreement is found by a court to be invalid, illegal or unenforceable in any way, the finding shall not limit or affect the validity, legality or enforceability of the remaining provisions.

For the purposes of this Agreement and all services to be provided under it, each Party shall be deemed to be an independent Agreement or and not an agent or employee of the other Party. No Party shall have the authority to make any statements, representations or commitments of any kind, or take any action which shall be binding on the other Party, except as may be explicitly provided for herein or authorized by the other Party in writing.

Except as otherwise required by law, neither Party shall, without the consent of the other Party, (i) use the name(s), logo(s), trade-mark(s) or trade-name(s) of the other Party in connection with any products, publicity, promotion, news release, advertising or similar public statements in respect of the Agreement and the Services provided, and (ii) make any other public disclosure in respect of this Agreement and its subject matter. Notwithstanding, Covar may disclose the general subject matter and monies received further to this Agreement without any further consent of Client.

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This Agreement constitutes the entire Agreement and understanding between the Parties and supersedes any prior Agreements between or among the Parties with respect to the Services.

This Agreement may be signed in separate counterparts and delivered by mail, facsimile or electronically, and, when so signed and delivered, all the counterparts will together constitute one and the same instrument which is deemed to be an original.

Neither this Agreement, nor any of either party’s rights hereunder, may be assigned or otherwise transferred by either party without the prior written consent of the other party, which consent will not be unreasonably withheld.

Except for payment obligations, neither party will be responsible for delay or failure in performance resulting from acts beyond the reasonable control and without the fault or negligence of the party, including, but not limited to, strikes or other labour disturbances, wars, riot, crime, communicable disease outbreaks„ acts of terrorism, fires, floods, storms, interruption of or delay in transportation, defective equipment, power or regulation compliance of any government or act of God.

Any termination or expiration of this Agreement will not affect any outstanding obligations or payments due hereunder prior to the termination or expiration, nor will it prejudice any other remedies that the parties may have under this Agreement.

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